Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER CUTS 22 METRES OF 11.13 g/t GOLD-EQUIVALENT

November 28, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Results are reported below from a further eleven reverse circulation holes on the Carmen deposit between September 18 and October 26, 2005.

The DFR holes were drilled towards the south to test the intersections contributed by the major east-west structures. The MTR holes were drilled towards the southeast, the direction of most holes into the Carmen deposit. All holes appear to fit the current understanding of controls to mineralization. Some of the holes stepped out into undrilled areas, others served to tighten the spacing between previous holes, thereby increasing confidence in the interpretation.

The notable intersection in MTR-282, 22 metres of 11.13 g/t gold-equivalent, (5.82 g/t Au and 452 g/t Ag) extends an intercept partially developed by previous drilling.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
DFR- 14	82	86	4	4.915	40	5.39
and	96	102	6	0.339	53	0.96
and	126	130	4	0.632	272	3.83
and	166	170	4	0.536	33	0.92
and	184	188	4	1.416	12	1.55
and	226	236	10	2.855	208	5.30
and	240	270	30	1.110	11	1.24
DFR- 15	160	170	10	0.534	49	1.11
and	174	188	14	0.234	58	0.98
and	188	200	12	0.856	28	1.19
DFR- 16	54	72	18	1.326	64	2.08
and	72	84	12	0.114	49	0.68
and	96	130	34	0.266	51	0.86
and	138	146	8	0.243	42	0.73
and	204	218	14	1.115	24	1.40
DFR- 17	6	16	10	0.844	95	1.96
and	30	86	56	0.490	71	1.33
and	194	202	8	0.671	28	1.00
DFR- 18	68	74	6	0.819	53	1.44
and	96	134	38	0.191	55	0.83
and	144	150	6	0.662	38	1.11
and	156	162	6	1.601	79	2.53
DFR- 19	66	70	4	2.032	62	2.76
and	88	146	58	0.193	67	0.98
and	156	186	30	0.731	87	1.75
MTC- 19	132	146	14	0.387	65	1.16
and	152	156	4	0.362	45	0.89
and	206	216	10	2.079	49	2.66
MTR-281	62	94	32	0.289	54	0.92
MTR-282	112	142	30	0.479	71	1.31
and	166	188	22	5.814	452	11.13
incl	166	170	4	26.525	2,108	51.32
and	228	232	4	0.151	50	0.73
and	252	268	16	3.566	66	4.35
and	274	280	6	4.280	58	4.96
MTR-283	72	76	4	3.747	142	5.42
and	114	130	16	0.421	52	1.03
incl	124	128	4	1.119	73	1.98
and	274	284	10	2.430	22	2.68
MTR-284	68	82	14	0.044	55	0.69
and	98	112	14	0.229	48	0.80
and	176	202	26	1.365	57	2.04
MTR-285	6	14	8	0.549	43	1.06
and	86	96	10	0.212	51	0.81
and	118	138	20	0.729	58	1.41
and	172	176	4	19.598	882	29.97
and	216	220	4	1.480	35	1.89
MTR-285	42	48	6	0.026	69	0.84
	140	144	4	2.096	6	2.17
	156	168	12	1.364	30	1.71
MTR-287	168	172	4	1.024	5	1.09

*Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

With the recently-announced first resource estimate on the Carotare target, Kimber is now reporting 1.6 million gold-equivalent resource ounces (1.12 million ounces of Measured & Indicated, 499,000 ounces of Inferred) in two deposits approximately two kilometres apart. With drill sites now prepared, the first exploration holes on the El Orito Norte target, midway between Carmen and Carotare, are expected to be completed during December. Drilling on the Carotare target will resume in the New Year.

Robert Longe, P.Eng.

President & CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the 1930’s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. The adjacent epithermal systems now being drilled, appear to be similar. For more information on the company please visit SEDAR or our website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.)  for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.